

07007280

UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-11754

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/06 (MM/DD/YY) AND ENDING 09/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sterne, Agee & Leach, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Shades Creek Parkway, Suite 700
(No. and Street)

Birmingham	AL	35209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. Fred Wagstaff, III — (205) 380-1716
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

420 20th Street N, Suite 1800	Birmingham	AL	35203-3207
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JAN 0 9 2008
THOMSON FINANCIAL



CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1/7/08

OATH OR AFFIRMATION

We, James S. Holbrook, Jr. and C. Fred Wagstaff, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Sterne Agee & Leach, Inc., as of September 30, 2007, are true and correct. We further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interests in any account classified as that of customer except as disclosed in note 4 of the Company's consolidated financial statements as of September 30, 2007. In addition, we confirm that the annual financial statements and operations reports filed with the Securities and Exchange Commission have been made available to all members and allied members of Sterne, Agee & Leach, Inc. as required by NYSE Rule 418.15.

Signature

Chairman & CEO

Title

Signature

CFO

Title



Notary Public

CONTENTS OF REPORT

This report contains (check all applicable boxes)

X	(a) Facing page
X	(b) Statement of Financial Condition
	(c) Statement of Operations
	(d) Statement of Changes in Financial Condition
	(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
	(f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
	(g) Computation of Net Capital
	(h) Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3–3
	(i) Information Relating to the Possession or Control Requirements Under Rule 15c3–3
	(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3–3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3–3
	(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l) An Oath or Affirmation
	(m) A copy of the SIPC Supplemental Report
	(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.



KPMG LLP
Suite 1800
420 20th Street North
Birmingham, AL 35203

Independent Auditors' Report

The Board of Directors
Sterne, Agee & Leach, Inc.:

We have audited the accompanying statements of financial condition of Sterne, Agee & Leach, Inc. (a wholly owned subsidiary of Sterne Agee Group, Inc.) (the Company) as of September 30, 2007 and 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sterne, Agee & Leach, Inc. as of September 30, 2007 and 2006 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

November 28, 2007



STERNE, AGEE & LEACH, INC.

(A Wholly Owned Subsidiary of Sterne Agee Group, Inc.)

Statements of Financial Condition

September 30, 2007 and 2006

(With Independent Auditors' Report Thereon)

STERNE, AGEE & LEACH, INC.
(A Wholly Owned Subsidiary of Sterne Agee Group, Inc.)

Statements of Financial Condition

September 30, 2007 and 2006

Assets		**2007**	**2006**
Cash and cash equivalents	$	5,961,317	3,354,858
Cash segregated and securities on deposit for regulatory purposes		2,000	2,000
Receivables:			
Broker dealers and clearing organizations		74,602,768	148,501,778
Customers		148,650,203	141,651,085
Related parties		6,751,600	3,874,385
Securities owned, at fair value:			
U.S. Government obligations		14,767,449	39,242,961
State and municipal obligations		10,257,961	25,682,734
Corporate obligations		5,428,918	66,086,064
Corporate stocks and warrants		9,877,917	8,151,373
Other		2,776,662	127,063
		43,108,907	139,290,195
Furniture, equipment, and leasehold improvements (less accumulated depreciation and amortization of $8,063,919 in 2007 and $7,745,051 in 2006)		1,547,578	2,029,317
Goodwill and other intangible assets, net		3,086,011	3,100,297
Other assets		10,933,797	10,191,674
Total assets	$	294,644,181	451,995,589

See accompanying notes to statements of financial condition

Liabilities and Stockholder's Equity		2007	2006
Bank loans	$	42,500,000	136,600,000
Payables:			
Broker dealers and clearing organizations		115,153,558	117,100,853
Customers		57,100,543	52,175,274
Related parties		1,012,129	408,010
Securities sold but not yet purchased, at fair value:			
U.S. government obligations		1,440,646	20,650,422
State and municipal obligations		43,533	43,096
Corporate obligations		3,349,108	46,941,559
Corporate stocks		3,124,534	557,336
Options and futures		—	16,726,128
Other		1,693,267	—
		9,651,088	84,918,541
Accounts payable and other liabilities		26,201,739	22,100,804
Total liabilities		251,619,057	413,303,482
Commitments and contingencies (note 13)			
Stockholder's equity:			
Common stock, $5 par value; authorized 350,000 shares, issued and outstanding 254,350 shares in both 2007 and 2006		1,271,750	1,271,750
Additional paid-in capital		27,649,611	27,649,611
Accumulated other comprehensive income (loss), net		133,958	(8,667)
Retained earnings		13,969,805	9,779,413
Total stockholder's equity		43,025,124	38,692,107
Total liabilities and stockholder's equity	$	294,644,181	451,995,589

See accompanying notes to statements of financial condition

(1) Organization and Summary of Significant Accounting Policies

(a) Nature of Business

Sterne, Agee & Leach, Inc. (the Company), is a wholly owned subsidiary of Sterne Agee Group, Inc. (SA Group or the Parent) and is a full service, self clearing broker dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD).

The Company is engaged in a single line of business as a securities broker dealer, which comprises several classes of services, including principal transactions, agency transactions, and investment banking and investment advisory businesses.

(b) Use of Estimates in Financial Statements

The preparation of statements of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statements of financial condition. Actual results could differ from those estimates.

(c) Accounting for Securities Transactions and Other Activity

Securities transactions are recorded on a trade date basis. Securities owned and receivables/payables with brokers and customers are recorded on a settlement date basis. Differences between the trade and settlement dates for securities owned were not material.

Securities owned and securities sold but not yet purchased are stated at fair value with unrealized gains and losses reflected in revenue.

Marketable securities are stated at fair value based on quoted market prices, and securities not readily marketable are stated at fair value as determined by management.

(d) Resale and Repurchase Agreements and Securities Lending Agreements

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings, except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. Resale agreements are treated as collateralized financing transactions and are carried at contract values. Accrued interest on the agreements is included in other assets. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

(Continued)

(e) ***Securities Borrowing and Lending Activities***

Securities borrowed and securities loaned transactions are generally reported as collateralized financings, except where letters of credit or other securities are used as collateral. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

(f) ***Collateral***

The Company reports assets it has pledged as collateral in secured borrowings and other arrangements when the secured party cannot sell or repledge the assets.

(g) ***Conversion of the New York Stock Exchange Membership***

During March 2006, the New York Stock Exchange (NYSE or the Exchange) completed a merger with Archipelago Holdings, Inc. whereby a newly formed entity was formed, NYSE Group, Inc. Previously, NYSE members owned a seat on the Exchange. Pursuant to the terms of the merger agreement, each NYSE seat was converted into 80,177 shares of common stock of the NYSE Group and approximately $300,000 in cash. Certain of these shares contain transferability restrictions and are, therefore, carried as securities not readily marketable in the amount of approximately $1.9 million at September 30, 2007. On June 6, 2007, NYSE Group, Inc. announced the early release of the transferability restrictions on the second traunche of securities and, therefore, the Company has classified these, along with the other unrestricted securities, as equity securities. Transferability restrictions will expire on the remaining restricted balance of $1,903,696 on March 7, 2009.

(h) ***Furniture, Equipment, and Leasehold Improvements***

Furniture, equipment, and leasehold improvements are recorded at cost. Depreciation of furniture and equipment, and amortization of leasehold improvements, is provided on a straight-line basis over the estimated useful lives of the assets or the terms of the leases, whichever is less. Furniture is depreciated over a five-year useful life, equipment over a three-year useful life, and leasehold improvements over the life of the respective lease.

(i) ***Goodwill and Other Intangible Assets***

Goodwill represents the excess of the purchase price of net tangible and intangible assets acquired in business combinations over their estimated fair value in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. For the Company, goodwill represents an unamortizable intangible asset of approximately $3 million at September 30, 2007 and 2006 in accordance with SFAS No. 142.

In January 2006, the Company purchased the assets of an unrelated broker dealer for $100,000. The Company allocated the purchase price to customer lists, an identifiable intangible asset, valued at

(Continued)

$100,000. The Company is amortizing the asset over the straight-line method over its estimated useful life of seven years.

(j) ***Income Taxes***

The Company is included in the federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current taxes payable or refundable and deferred taxes are recognized as of the date of the statements of financial, condition utilizing currently enacted tax laws and rates. The asset and liability method is used for recognizing deferred tax assets and liabilities.

(k) ***Cash and Cash Equivalents***

Cash and cash equivalents include highly liquid investments, with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

(l) ***Derivative Financial Instruments***

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-traded derivatives, principally futures, are based on quoted market prices. The Company does not apply hedge accounting as defined in SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended.

(m) ***Recent Accounting Pronouncements***

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, An Interpretation of FASB Statement No. 109* (FIN 48). FIN 48 clarifies that the benefit of a position taken or expected to be taken in a tax return should be recognized in a company's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*, when it is more likely than not that the position will be sustained based on its technical merits. FIN 48 also prescribes how to measure the tax benefit recognized and provides guidance on when a tax benefit should be derecognized as well as various other accounting, presentation, and disclosure matters. This interpretation is effective for the Company on October 1, 2007. The FASB has proposed a one year delay for non-public companies that have not already applied FIN 48 to their financial statements. The Company does not believe the adoption of FIN 48 will have a material impact on its financial position.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, which establishes a hierarchy to be used in performing measurements of fair value. SFAS No. 157 emphasizes that fair value should be determined from the perspective of a market participant while also indicating that valuation methodologies should first reference available market data before using internally developed assumptions. Additionally, SFAS No. 157 provides expanded disclosure requirements regarding the effects of fair value measurements on the financial statements. SFAS No. 157 is effective prospectively for fiscal years beginning after November 15, 2007. The Company is currently assessing the financial impact of adopting SFAS No. 157.

(Continued)

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, which allows an irrevocable election to measure certain financial assets and financial liabilities at fair value on an instrument-by-instrument basis, with unrealized gains and losses recognized currently in earnings. Under SFAS No. 159, the fair value option may only be elected at the time of initial recognition of a financial asset or financial liability or upon the occurrence of certain specified events. Additionally, SFAS No. 159 provides that application of the fair value option must be based on the fair value of an entire financial asset or financial liability and not selected risks inherent in those assets or liabilities. SFAS No. 159 requires that assets and liabilities which are measured at fair value pursuant to the fair value option be reported in the financial statements in a manner that separates those fair values from the carrying amounts of similar assets and liabilities which are measured using another measurement attribute. SFAS No. 159 also provides expanded disclosure requirements regarding the effects of electing the fair value option on the financial statements. SFAS No. 159 is effective prospectively for fiscal years beginning after November 15, 2007. The Company is currently assessing the financial impact of adopting SFAS No. 159.

(n) Reclassification

Certain amounts in the 2006 statement of financial condition have been reclassified to conform with the 2007 presentation.

(2) Cash Segregated and Securities on Deposit for Regulatory Purposes

At September 30, 2007 and 2006, cash of $2,000 was segregated in special bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

(3) Receivables From and Payables To Broker Dealers and Clearing Organizations

The balances shown as receivables from and payables to broker dealers and clearing organizations represent amounts due for securities transactions made in connection with the Company's normal trading and borrowing activities. Securities failed to deliver and receive represent the contract value of securities not delivered or received on settlement date. Balances at September 30 were as follows:

		2007	2006
Receivables:			
Securities failed to deliver	$	21,498,939	8,414,308
Securities borrowed		17,202,930	83,891,920
Clearing organizations and other		35,900,899	56,195,550
	$	74,602,768	148,501,778
Payables:			
Securities failed to receive	$	18,738,593	9,651,592
Securities loaned		67,680,900	82,588,892
Other		28,734,065	24,860,369
	$	115,153,558	117,100,853

(4) Receivables From and Payables To Customers

The balances shown as receivables from and payables to customers principally represent cash and margin balances arising in the normal course of business. These receivables are collateralized by customer securities held by the Company, the value of which is not reflected in the accompanying statement of financial condition. Included in receivables from customers are $860,575 and $912,033 in 2007 and 2006, respectively, from officers and directors of the Company. Included in payables to customers are $142,977 and $223,280 in 2007 and 2006, respectively, to officers and directors of the Company.

(5) Investment Securities

Investment securities available for sale are included in securities owned and summarized as follows:

	September 30, 2007			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Stock warrants	$ 235,680	216,060	—	451,740

	September 30, 2006			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Stock warrants	$ 235,680	—	13,980	221,700

There were no sales of securities classified as available for sale during the year ended September 30, 2007 and 2006.

(6) Securities Not Readily Marketable

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company, or (d) when it can be established that the market place can absorb only a limited number of shares of a security for which a ready market seemingly exists.

At September 30, 2007, these securities represented equities at estimated fair values of $2,776,662.

(7) Bank Loans

Short-term borrowings at September 30, 2007 and 2006 of $39,500,000 and $128,100,000, respectively, are at rates ranging from 4.58% to 5.13% and 5.80% to 5.85%, respectively. They are collateralized by securities with fair values at September 30, 2007 and 2006 of approximately $47,344,353 and $140,616,779, respectively.

The Company maintains $15,000,000 of unsecured lines of credit, which are renewable annually and bear interest at 0.5% below the prime rate, which rates were 7.25% and 7.75% at September 30, 2007 and 2006, respectively. The Company had borrowings against these lines of credit of $0 and $3,500,000 at September 30, 2007 and 2006, respectively.

In addition, the Company maintains another $10,000,000 line of credit, bearing interest at the fed funds rate plus 62.5 basis points, which rates were 5.21% and 6.06% at September 30, 2007 and 2006, respectively. Borrowings against this line were $3,000,000 and $5,000,000 at September 30, 2007 and 2006, respectively.

(8) Income Taxes

Deferred tax assets and liabilities are determined under the liability method based on the differing bases of assets and liabilities for financial reporting and income tax reporting purposes using enacted tax rates in effect for the applicable tax periods. In accordance with SFAS No. 109, *Accounting for Income Taxes*, at September 30, 2007 and 2006 the Company has recorded the following:

		2007	2006
Deferred tax assets:			
Fixed assets	$	277,064	98,695
Income on partnership investments		—	49,977
Net operating loss carryforward		14,113	14,113
Unrealized loss on securities in other comprehensive income		—	5,312
Other		79,292	5,173
Total gross deferred assets		370,469	173,270
Valuation allowance		(14,113)	(14,113)
Net deferred tax assets		356,356	159,157
Deferred tax liabilities:			
NYSE seat – unrealized gain on exchange		(1,659,323)	(1,659,323)
NYSE Group shares – mark to market		(755,842)	(340,234)
Unrealized gain on securities in other comprehensive income		(82,103)	—
Total deferred tax liabilities		(2,497,268)	(1,999,557)
Net deferred tax liability	$	(2,140,912)	(1,840,400)

The valuation allowance is established on a net operating loss (NOL) carryforward generated by a subsidiary prior to its acquisition by the Company. The NOL utilization is limited to future income produced by the subsidiary. The NOL carryforwards have expiration dates through fiscal year 2010.

(Continued)

(9) Net Capital

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $1,500,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At September 30, 2007 and 2006, the Company had net capital of $16,913,700 and $10,391,952, respectively, which was approximately 9% and 6%, of aggregate debit balances, respectively. Net capital was $13,350,643 and $7,006,232, respectively, in excess of required net capital.

(10) Profit Sharing Plan and Trust

The Parent has a defined contribution profit sharing plan (the Plan) covering substantially all of the Company's employees. Any discretionary contribution to the Plan is determined annually by management. Discretionary contributions of $300,000 and $200,000 were accrued at September 30, 2007 and 2006, respectively.

(11) Related-Party Transactions

Affiliates of the Company, in addition to SA Group, its parent company, include The Trust Company of Sterne, Agee & Leach, Inc. (Trust Company), Sterne Agee Financial Services, Inc. (SAFS), Sterne Agee Clearing, Inc. (formerly Sterne Agee Capital Markets, Inc.) (SACI), and Sterne Agee Asset Management, Inc. (SAAM).

Net receivables/payables from SA Group and affiliated companies, as of September 30, 2007 and 2006, are included in related party receivables and payables in the accompanying statements of financial condition and were as follows:

		2007	2006
Receivable from related parties	$	6,751,600	3,874,385
Payable to related parties		1,012,129	408,010

SA Group provides management, consulting, and financial services to the Company for an annual fee. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning, and financing of the Company, as well as payroll, accounting, and other administrative services.

The Parent maintains a $2.5 million unsecured line of credit, which is available to the Company for funding needs. This line of credit is renewable annually and bears interest at the prime rate, which was 7.75% at September 30, 2007 and 8.25% at September 30, 2006. The Company had $2.5 million in borrowings against this line of credit at September 30, 2007 and 2006 and is included in payables – related party. The Parent also maintains debt on behalf of the Company.

(Continued)

(12) Commitments and Contingencies

The Company leases office space and equipment under operating leases with terms in excess of one year. The future minimum rental commitments as of September 30, 2007, was as follows:

2008	$ 3,189,415
2009	2,988,395
2010	2,801,893
2011	2,470,126
2012	1,358,198
Thereafter	746,671
	$ 13,554,698

The Company, in its capacity as a broker dealer and underwriter, is subject to litigation and various claims, as well as regular examination by regulatory agencies. Management does not expect that resolution of any litigation or regulatory matters will have a material impact on the Company's financial position.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at September 30, 2007 and 2006, and were subsequently settled had no material effect on the statements of financial condition.

(13) Financial Instruments

(a) Accounting Policies

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices.

Fair values of futures and options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate. Open equity in futures transactions are recorded as receivables from and payables to broker dealers and clearing organizations or customers, as applicable.

Premiums and unrealized gains and losses for purchased option contracts are recognized gross in the statements of financial condition. The unrealized gains for delayed-delivery, to-be-announced (TBA), and when-issued securities generally are recorded in the statements of financial condition, net of unrealized losses by counterparty.

(b) Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statements of financial condition at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

(Continued)

(c) Financial Instruments with Off-Balance-Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include futures, forward exchange contracts, exchange-traded, and over-the-counter options, delayed deliveries, mortgage-backed to-be-announced securities (TBAs), securities purchased and sold on a when-issued basis (when-issued securities), and interest rate swaps. These derivative financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

Futures and forward contracts and TBAs and when-issued securities provide for the delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. Interest rate swaps involve the exchange of payments based on fixed or floating rates applied to notional amounts. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for forward contracts, TBAs, options, swaps, and when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

The Company had certain other transactions which, in accordance with industry practice, were not recorded on the statement of financial condition. At September 30, 2007 and 2006, the Company had commitments to enter into future resale and repurchase agreements. At September 30, 2007 and 2006, the Company had also borrowed securities and pledged securities against those borrowed securities.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statements of financial condition at September 30, 2007 and 2006, at fair values of the related securities.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis

subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

(d) Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(14) Proprietary Accounts of Introducing Brokers

The Company, in its capacity as a clearing broker dealer, clears transactions for certain proprietary accounts of introducing brokers (PAIB). An introducing broker may only include assets in proprietary accounts as allowable assets in its net capital computation when the introducing broker and the clearing broker have entered into a PAIB agreement. The Company, in its capacity as a clearing broker, prepares a reserve computation for the PAIB accounts of all its introducing brokers, in accordance with the customer reserve computation guidelines set forth in Rule 15c3-3. At September 30, 2007 and 2006, amounts held on deposit in special reserve bank accounts for the proprietary accounts of introducing broker dealers were $1,000 for both year ends.

(15) Collateral

Amounts that the Company has pledged as collateral, which are not reclassified and reported separately, at September 30, 2007, consist of the following (at fair value):

		Carrying amount
Financial statement classification:		
Securities owned	$	29,409,565
Payable to broker dealers		17,934,788

The Company has accepted collateral with a fair value of $17,202,930 and $83,891,920 at September 30, 2007 and 2006, respectively, under a securities borrowed transaction for delivery of short sale securities.



KPMG LLP
Suite 1800
420 20th Street North
Birmingham, AL 35203



Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Sterne Agee & Leach, Inc.:

In planning and performing our audit of the financial statements of Sterne Agee & Leach, Inc. (the Company), a wholly owned subsidiary of Sterne Agee Group, Inc. as of and for the year ended September 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 28, 2007

END